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Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

Transition	June 23, 2003

Update

A Message from Bill and Jim

        This is a momentous day for IDEC and Biogen and everyone associated with us. Jim and I want to meet with all of you face-to-face as soon as possible and tell you in person how excited we are about today's news and what it means for each of you.

        The merger of Biogen and IDEC creates a new global biotech powerhouse. This will be a company with opportunities to create value for shareholders, growth opportunities for employees and advances in medicine for our patients beyond what either company could achieve on its own.

        Most important for all of us—including Jim and me—this is going to be a tremendously exciting place to work. That's because by joining together like this we have the opportunity to accelerate our strategic agenda by as much as five years compared to what either of us could achieve separately.

        I expect many of you will be asking, "How will things be different as part of a bigger company?" First, organizationally, things will be much the same. A senior management team has been working to accomplish this transaction. We recognize that one of the foundations of success for both IDEC and Biogen has been the extraordinary commitment of our employees to improving the lives of patients. And the team that will lead BIOGEN IDEC INC. is absolutely committed to preserving the special cultures that make working here so fulfilling.

        Our foundational principals of honesty and integrity will continue to guide us. Our zeal and dedication, and our ability to embrace change, are undiminished.

        Even though we will be bigger, we will maintain the nimbleness of a biotech company. We will maintain streamlined decision-making processes. We will continue to encourage novel research pursuits and reward successful initiatives. And, with our expanded base of expertise, we will encourage even more dialogue and cross-fertilization among the disciplines.

        Altogether, this is going to continue to be a fun and dynamic place to work. It is going to offer greater opportunities than ever for intellectual fulfillment and economic success.

        In the next several days we will be traveling throughout the country meeting with investors and stockholders and explaining the reasons for the merger. We will return to San Diego on Friday, June 27 and have an opportunity to meet with all of you at an All Company Communications meeting in the afternoon at the Hilton La Jolla Torrey Pines Hotel. We look forward to seeing all of you very soon!

[BIOGEN LOGO]

The Ideal Partner for Strategic Acceleration—Growing Quickly Together

        Biogen is remarkably similar to IDEC; the two companies are in many ways mirror images of each other. Like IDEC, Biogen, headquartered in Cambridge, MA, is a biopharmaceutical company that develops, manufactures and markets drugs. Biogen's drugs treat patients with autoimmune diseases, whereas IDEC's drugs treat cancer patients.

        Like IDEC, Biogen has a blockbuster drug, AVONEX®, the number one product for the treatment of relapsing forms of multiple sclerosis (MS). Last year, sales of AVONEX were approximately $1.1 billion.

Other Similarities

        Recently, both companies launched new products. In Febraury 2003 Biogen launched AMEVIVE® for the treatment of moderate-to-severe chronic plaque psoriasis. In February 2002 IDEC launched Zevalin®, the first radioimmunotherapy approved for the treatment of certain types of B-cell non-Hodgkin's lymphoma.

        Both companies also have several products in their development pipelines. Biogen has six products in development, including ANTEGREN®, which is in Phase III trials for MS and Crohn's disease.

        Like IDEC, Biogen is eager to broaden its product portfolio. Earlier this year, both companies signed a collaborative agreement to co-develop three cancer therapies from Biogen's pipeline of early-stage development candidates.

        Another interesting similarity is biologics manufacturing. Biogen has two biologics manufacturing facilities: a 10,000-liter (5 × 2,000L) plant in Cambridge to produce drug material for clinical trials and a 96,000-liter (6 × 15,000L) facility at Research Triangle Park in North Carolina.

Fast Facts

	Biogen	IDEC
Therapeutic focus:	Leadership in core therapeutic areas of neurology, dermatology and rheumatology; growing focus in oncology	Leadership in core therapeutic area of oncology; growing focus in autoimmune and inflammatory diseases
Blockbuster products:	AVONEX is No. 1 product for relapsing multiple sclerosis, with nearly $1.1 billion in worldwide sales in 2002.
Rituxan® has had the most successful and fastest launch of any cancer therapy, with $1.48 billion in worldwide sales in 2002. Rituxan, a treatment of certain B-cell non-Hodgkin's lymphomas, is marketed in the U.S. under a copromotion arrangement with Genentech, Inc., Roche and Zenyaku Kogyo.
Recent product launches:	AMEVIVE — a biologic launched in February 2003 for the treatment of moderate-to-severe chronic plaque psoriasis	Zevalin — radioimmunotherapy for the treatment of certain B-cell non-Hodgkin's lymphomas, launched in April 2002
Pipeline products:	Strong follow-on anti-inflammatory products in AMEVIVE and ANTEGREN. Total of [6] product candidates in human clinical trials	Attractive early-stage product pipeline, including Rituxan for new indications. Total of 4 product candidates in human clinical trials.
R&D capabilities:	Pioneer in immunology and neurobiology research. Neurology/dermatology center of excellence in Cambridge, MA	Leader in the discovery and development of novel oncology and immunology products. Oncology/rheumatology center of excellence in San Diego, CA
Manufacturing:	Two biological bulk-manufacturing facilities: Cambridge, MA and Research Triangle Park, NC.
Currently constructing world-class facility for the manufacture of biologics in Oceanside, CA. Recently, finished construction of 70,000 sq. ft. facility for the manufacture of biologics for clinical trials.
Global infrastructure:	Worldwide headquarters in Cambridge, MA; international headquarters in Paris. Also, offices in Canada, Japan, Australia and throughout Europe	Worldwide headquarters in San Diego, CA. Representative office in Japan.
Employees:	2,700 people worldwide	1,000 people worldwide
Financial performance:	-2002 revenues: $1.148 billion -2002 earnings: $199 million -$771 million net cash as of 3/31/03	-2002 revenues: $404 million * -2002 earnings: $148 million -$756 million net cash as of 3/3/03 * Includes co-promotion profits
History:	The world's oldest biotech company. Grew out of 1978 meeting of group of acclaimed scientists, including Phillip Sharp of MIT and Walter Gilbert of Harvard, two subsequent Nobel Prize recipients.	Founded in 1985 to develop "anti-idiotype monoclonal antibodies." Founders include Ivor Royston, Howard Birndorf, Richard Miller and Brook Byers.

Q: Who will be running the new company? Who's in charge?

        A:    Bill Rastetter will become the Executive Chairman of the new company and. Jim Mullen will be the Chief Executive Officer (CEO). Bill Rohn will become the Chief Operating Officer and Peter Kellogg will be the Chief Financial Officer (CFO). Nabil Hanna, Ph.D. will head Discovery Research and Burt Adelman, M.D., will lead pre-clinical and clinical development.

Q: How many employees will the new company have?

        A:    Approximately 3,700 employees worldwide. Biogen will account for about 2,700 and IDEC for 1,000.

Q: Will my benefits and compensation change?

        A:    IDEC's and Biogen's benefit plans are substantially similar. There is greater contrast between the two companies' compensation programs, largely attributable to our different stages of growth. Benefits and compensation programs are therefore under careful review. Our overall goal is to provide a fair and attractive platform of benefits and compensation by blending elements of both companies' programs. In the end, our compensation and benefits will be very competitive with those of other large cap biotech companies

Q: Do you plan to reduce staff to eliminate redundancies?

        A:    The purpose of this merger is to create a combined company that will have the products, financial position and scale to be a major force in the biopharmaceutical industry. Thus, our primary goal is to create a larger, stronger entity, not to reduce our collective capabilities and talent pool. At the same time, we always need to remain flexible and be willing to adjust, especially as business conditions change.

        Q: Will my job change—responsibilities, location, reporting relationship? How will my career development track be affected?

        A:    As always, jobs may change depending on business need. Certain functions may be more impacted than others. Yet, because the operations of both companies are so complementary, we anticipate little redundancy and minimal reductions in staff. Regardless of whether or not your job may change, resources will be available for job exploration and career development.

In Search of Answers? Call 877-876-4332 and leave a voicemail or send an email to idecir@idecpharm.com. If you wish to remain anonymous, mail your questions to IDEC Pharmaceuticals, Corporate Communications, 3030
Callan Rd., San Diego, CA 92121
and we will try to address your question in the next newsletter.

Additional Information and Where to Find It

        IDEC Pharmaceuticals Corporation intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Investor Relations. In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com. IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the joint proxy statement/prospectus.

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